Kenneth R. Koch| 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

August 27, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Caleb French
Mr. Geoff Kruczek

Re:	STRATA Skin Sciences, Inc. Registration Statement on Form S-3
Filed July 23, 2018
File No. 333-226296
Ladies and Gentlemen:
          We are submitting this letter on behalf of STRATA Skin Sciences, Inc. (the "Company") in response to the letter dated August 10, 2018 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), relating to the above-referenced registration statement on Form S-3 of the Company initially filed with the Commission on July 23, 2018 (the "Registration Statement").
For convenient reference, we have set forth below in italics the Staff's comments set forth in the Comment Letter.  The Company intends to file an Amendment No. 1 to the Registration Statement (the "Amended Registration Statement").  The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.
Registration Statement on Form S-3

Prospectus Cover, page 1

Comment:

1.
We note that you are registering the resale of more shares of common stock than you say were issued in the private placement. Please clarify the basis on which you may register these additional shares. Also, as applicable, revise your disclosure on page 22 to indicate which selling shareholders are offering those additional shares.

Response:

The additional shares of common stock were being registered to address potential future issuances of common stock of the Company resulting from the Company's obligations to indemnify the investors under the Agreements (as defined in the Registration Statement).  As of the time of the filing of the Registration Statement, the Company had identified 153,004 shares required to be issued under the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
United States Securities and Exchange Commission
August 27, 2018

Agreements with respect to those contractual indemnification obligations for specific excess transaction expenses.  The Company also registered an additional 3,178,749 shares of common stock to cover any further indemnity obligations, but represents that it will remove such shares from the Amended Registration Statement.

Registration Statement, page 1

Comment:

2.
Given the nature and size of the transaction being registered, tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:

We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations ("C&DI") 612.09, regarding whether a purported secondary offering is really a primary offering in which selling securityholders are acting as underwriters selling on behalf of an issuer as the basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling securityholders are not acting as underwriters or otherwise as a conduit for the Company and that the resale of the 15,893,745 shares (the "Shares") of the Company's common stock to be registered by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

On March 30, 2018, the Company entered into a series of securities purchase agreements (the "Securities Purchase Agreements") and subscription agreements (the "Subscription Agreements" together with the Securities Purchase Agreements, the "Agreements") with certain accredited investors (the "Investors"), pursuant to which the Company sold an aggregate of 15,740,741 shares of the Company's common stock at a price of $1.08 per share for aggregate gross proceeds of $17 million (the "Private Placement").  Pursuant to Section 9.11.2 of the Securities Purchase Agreements and Section 4.2.2 of the Subscription Agreements, (the "Retained Risk Provision"), the Company was required to issue additional shares of common stock to the Investors.  As a result of incurring expenses in connection with the Private Placement that exceeded such predetermined thresholds, the Company issued an aggregate of 153,004 shares of common stock subsequent to the initial closing of the Private Placement.

Section 2(a)(11) of the Securities Act of 1933, as amended (the "Securities Act") defines an underwriter as "any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking."  The definition's phrase "with a view to … distribution" creates a subjective standard regarding an investor's intent.  As such, it is fact-specific.  In determining intent, courts and the Commission often look to evidence based on objective criteria.

In prior no-action letters, the Staff has noted that determination of "underwriter" status depends on all of the facts and circumstances surrounding a particular transaction.  The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
United States Securities and Exchange Commission
August 27, 2018

large amounts of securities, provided such securities are acquired in the ordinary course of the investor's business and that the investor has no arrangement with any person to participate in the distribution of such securities.

We have analyzed the factors set forth in C&DI 612.09 and believe that this analysis provides confirmation that the sale of common stock being registered is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  The following is a summary of our analysis of these factors.

How Long the Selling Securityholders Have Held the Shares.  The selling stockholders have been subject to the full economic and market risks of their entire investment since March 30, 2018, the date that they entered into the Agreements.  Accordingly, it will soon be five months since they became subject to market risk.  In this connection, we point out that on March 29, 2018, the stock ranged between $1.09 to $1.17 per share, representing in either case a very small premium on the $1.08 per share purchase price for the Shares. In addition, the selling stockholders acquired the Shares knowing that the market was not liquid enough to accommodate the sales of a significant portion of the Shares.  Trading volume in the Company's common stock for March included three trading days of less than 10,000 shares, eight trading days of less than 20,000 shares, two trading days in excess of 100,000 shares, with one day over 300,000 shares in early March and the balance ranging between 20,000 and 90,000 shares. In short, no investor could have any reasonable expectation that the market could absorb a significant portion of the over 15,000,000 Shares

In addition, Broadfin Master Healthcare Master Fund ("Broadfin") and Sabby Healthcare Master Fund and Sabby Volatility Warrant Master Fund (together, "Sabby") have entered into a Leak-Out Agreement with the Company, which prohibits Broadfin and Sabby from selling shares of common stock of the Company at a price less than $1.296 prior to April 1, 2019, which price is significantly higher than the $1.08 price per Share sold in the Private Placement or $1.17, which is the closing price of the Company's common stock on March 29, 2018.

Although the economic risk relating to the Shares has been in place since March 30, 2018, the Shares were actually purchased on May 29, 2018.  Substantially all of the Shares included in the Registration Statement have been held by the selling stockholders for approximately two (2) months prior to the initial filing of the Registration Statements. These holdings periods are longer than the periods required by the Staff for valid "PIPE" (private-investment, public-equity) transactions.

In a prior C&DI, the Staff codified its "PIPEs" interpretation (the "PIPEs Interpretation") by providing in relevant part that:

"In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at marketrisk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement."

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
United States Securities and Exchange Commission
August 27, 2018

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of approximately two (2) months as indicated above should be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace.  In most PIPE transactions a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing).  Many of these transactions have been reviewed by the Staff, and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering.  Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

These lengthy holding periods of approximately two (2) months indicate that the Shares were not acquired "with a view to distribution." The selling stockholders have borne market risk associated with owning the Shares since they entered into an agreement to purchase the Shares at a fixed price without the ability to influence the consummation of the transaction or the purchase price per share.  It is our understanding the Staff has become increasingly concerned with transactions that include significant price adjustments and ratchet provisions, which was not the case here.  This was a sale of common stock only whereas the transactions that have historically concerned the Staff have involved convertible securities containing price adjustment mechanisms.  These circumstances distinguish potential resales of Shares by the selling stockholders from a primary offering by the Company or an underwriter acting on its behalf.

The Relationship of the Selling Securityholders to the Company.  The Company has no prior relationship with Gohan Investments, Ltd., which purchased 925,926 shares of common stock (excluding 5,814 shares of common stock issued under the Retained Risk Provision of its Agreement).  Sabby and Broadfin, each of which purchased 925,926 shares of common stock (excluding an aggregate of 65,786 shares of common stock issued under the Retained Risk Provision of their respective Agreement) were stockholders of the Company prior to the Private Placement and are subject to "blockers" that prevent Sabby and Broadfin from converting their securities, if such conversion would cause their beneficial ownership of the Company's common stock to exceed 9.99% of the outstanding shares of the Company's common stock.  Therefore, regardless of the number of shares that the Company is seeking to register for resale by the Sabby and Broadfin, they will not become affiliates of the Company as a result of the Private Placement, when considered together with their ownership of the Company's shares of Series C Preferred Stock, par value $0.10 per share (the "Series C Preferred Stock").  Subsequent to the date of the filing of the Registration Statement, Sabby and Broadfin have each sold shares of common stock underlying shares of Series C Preferred Stock that they acquired approximately 14 months ago on June 6, 2017, by exchanging convertible debentures that were acquired in June 2015 for the Series C Preferred Stock. Changes in their beneficial ownership will be reflected in the Amended Registration Statement.  One of the selling stockholders, Dr. Dolev Rafaeli, is currently the Chief Executive Officer of the Company.  Prior to their acquisition, Accelmed Growth Partners L.P. ("Accelmed"), whose investment accounted for $13 million, or over 75% of the gross proceeds the Company received in the Private Placement, did not have a relationship with the Company.  As of the date of the filing of the Registration Statement, Accelmed held of record approximately 41% of the Company outstanding common stock.  Accelmed currently holds of record approximately 40% of the Company's outstanding common stock and Uri Geiger, now the Chairman of the Company's board, is a Managing Director of Accelmed.  Neither Accelmed nor Dr. Rafaeli is in the business of underwriting securities.  Although Accelmed and Dr. Rafaeli may be deemed

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
United States Securities and Exchange Commission
August 27, 2018

to be affiliates of the Company, the Staff has clarified that affiliates, including those that hold a large percentage of outstanding shares, are not per se disqualified from undertaking secondary offerings.  Please see Securities Act Forms C&DI 216.14 ("Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer").  To the Company's knowledge, there is no relationship between the other selling securityholders and Accelmed and Dr. Rafaeli.  We also note that many of the investments the Commission has historically been concerned with involve the use of beneficial ownership "blockers" to maintain an ownership percentage below the thresholds for triggering the filing of Schedule 13D and Schedule 13G filings for Forms 3 and 4 pursuant Section 16 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Here, Accelmed is not subject to such beneficial ownership "blockers" and the "blockers" that Sabby and Broadfin are subject to have been put in place in prior transactions with the Company.

To the best of the Company's knowledge, there are no other relationships among the selling stockholders.

The selling securityholders are not acting on behalf of the Company with respect to the Shares, the Company has no contractual, legal or other relationship with the selling stockholders that would control the timing, nature or amount of their resales of the Shares, and the Company will receive no proceeds from the sale of the Shares, if any.  These facts support the view that the relationship the selling stockholders have with the Company has been that of a long-term investor, not an underwriter or any other similar primary offering conduit.

The Circumstances Under Which the Selling Stockholders Received the Shares.  The selling stockholders received the Shares in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.  In connection with the issuance of the Shares, the Company entered into a registration rights agreement that provided the Investors certain demand and "piggyback" registration rights.  The Company was not obligated to register these shares absent a notice from the Investors to do so.  Such a registration rights agreement is customary in private placements of this nature.  In fact, it is customary in private placements of this nature to require that the Company register the shares sold in the private placement within a certain time period irrespective of receiving a notice from the registration rights holders, which was not the case here.

The Purchase Agreement contains provisions that are relevant to each selling stockholders' intent to resell the Shares.  Each selling stockholder represented and warranted in their respective Agreement that (i)  it was acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling the Shares in violation of the Securities Act or any applicable state securities laws and (ii) it had no arrangement or understanding, directly or indirectly, with any persons to resell or distribute or regarding the distribution of such Shares.  The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling securityholders had any plan to act in concert with a third party to effect a distribution of the Shares.  In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.  In fact, it is unlikely that a stockholder interested in promptly distributing its securities would become a member of the company's leadership and management, as was the case with Dr. Rafaeli and the board member designated by Accelmed, as such roles would subject such stockholders to the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
United States Securities and Exchange Commission
August 27, 2018

likelihood of becoming tainted by insider information, prohibiting them from selling their securities, and making them subject to filing obligations under Section 16 of the Exchange Act.  In addition, such insiders also became subject to the insider trading policies of the Company, subjecting them to substantial restrictions on the sale of the Shares, including limiting such sales to times when the "window" is open. Following the Private Placement, Accelmed became an affiliate of the Company by virtue of owning 48% of the Company's outstanding common stock and was granted the right to designate up to four members to the Company's board of directors, three of whom must qualify as "independent" under the Nasdaq Marketplace Rules and the fourth being Uri Geiger, the Managing Director of Accelmed.  Accelmed and Dr. Rafaeli, the current Chief Executive Officer of the Company, combined hold 13,044,367, or 82% of the Shares.  The foregoing evidences the fact that Accelmed and Dr. Rafaeli did not purchase the Shares with a view to distribute or resell the Shares in the open market.

The selling securityholders have not entered into any underwriting relationships or arrangements with the Company, have not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the Shares, if any, by the selling securityholders.  These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

The Amount of Shares Involved.  As of the date of the filing of the Registration Statement, the Company had 28,493,119 shares of common stock outstanding, of which 11,765,645 shares were held by persons other than the selling securityholders, affiliates of the Company and affiliates of the selling securityholders.  As of August 24, 2018, the Company had 29,943,086 shares of common stock outstanding, of which 13,927,386 shares were held by persons other than the selling securityholders, affiliates of the Company and affiliates of the selling securityholders.

It is our understanding that several years ago the Staff became increasingly concerned about public resales of securities purchased in "toxic" transactions.  The Staff believed that public investors did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved.  In many of these "toxic" transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock.  When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock -- in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.  In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the Staff began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have the resale of their shares registered.

In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling stockholders are seeking to effect a distribution of the shares.  However, if the Staff's concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff's analysis.

Focusing on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies -- exactly those issuers who have

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
United States Securities and Exchange Commission
August 27, 2018

very limited options to raise funds -- and seems contrary to the SEC's public commitment to small business issuers, as evidenced by its actions to streamline small business capital raising (i.e. providing reporting and regulatory relief to smaller reporting companies and extending Form S-3 eligibility to issuers with market capitalizations under $75 million in certain circumstances).

A focus solely on numbers of shares to be registered also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to illegally distribute stock.  By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies.

Limiting the number of shares being registered does not affect any significant change in the circumstances of a proposed offering.  If the selling stockholders are acting as a mere conduit for the Company, cutting back on the number of shares being sold only makes it easier for them to accomplish their goal by cutting back on the number of shares they have to sell.  It doesn't change the investment intent of the selling stockholders or the ability of the selling stockholders to effect a distribution if, in fact, that was their intent.  As noted earlier, given the relatively small discount to the prevailing market price on the date the Agreements were entered into, the fact that what was sold was common stock only and not a security with price adjustments, and the lack of enough liquidity to accommodate even a small portion of the Shares, it is evident that the purchasers were not acting as underwriters.  In fact, the large number of Shares purchased is evidence of that.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 602.09, and is not controlling.  Securities Act Rules C&DI 602.12 describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

"A controlling person of an issuer owns a 73% block.  That person will sell the block in a registered 'at-the-market' equity offering.  Rule 415(a)(4), which places certain limitations on 'at the-market' equity offerings, applies only to offerings by or on behalf of the registrant.  A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415 (a)(4)."

In addition, a C&DI regarding the use of Form S-3 to effect a secondary offering, provides:

"A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer.  The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers.  The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3.  to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.  However, if the percentage is too high, it must be examined on a case-by-case basis."

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
United States Securities and Exchange Commission
August 27, 2018

These interpretive positions make clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer.

Whether the Selling Securityholders are in the Business of Underwriting Securities.  To the knowledge of the Company, none of the selling securityholders are in the business of underwriting securities.  At no time has any selling stockholder been affiliated with or acted as securities broker-dealers or representatives thereof.  Certain of the selling securityholders are investment funds focused on making equity and debt, control and non-control investments across broad and diverse industries.  Furthermore, as set forth above, each of the selling securityholders represented at the time of purchase of the Securities and Shares that it had no agreement or understanding to resell or distribute the Shares.

Whether Under all Circumstances It Appears the Selling Securityholders are Acting as a Conduit for the Company.  The Company will not receive any of the proceeds from the sale of any of the Shares by the selling securityholders.  The selling securityholders have no underwriting or similar relationships with the Company, and are not in the business of underwriting securities.  Each selling stockholder has represented and warranted that it was acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling the Shares in violation of the Securities Act or any applicable state securities laws.  There is no evidence to suggest that any of the selling securityholders are acting in concert to effect a coordinated distribution of the Shares.

This transaction has none of the hallmarks of transactions which the Staff has historically had concerns with:
•	It involves straight common stock and no securities subject to price adjustments, based on future financings or market prices.
•	The purchase price was a small discount to prevailing market prices and not nearly enough to equate to an underwriters' discount.
•
There were no beneficial ownership blockers and, in contrast to deals where such provisions are used to prevent subjecting the purchasers from the provisions of Section 16, the holders of approximately 82% of the Shares voluntarily subjected themselves to Section 16 and restrictions resulting from insider trading policies.

•	The amount of Shares purchased could not possibly be sold in a market with the lack of liquidity of the Company's common stock prior to the execution of the Agreements.

The Company respectfully submits that, in light of all of the circumstances, the selling securityholders are not acting as an underwriter on behalf of, or as a conduit for, the Company and the proposed resale of the Shares by the selling securityholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering.

Should the Commission disagree with the foregoing conclusion, the Company would welcome an opportunity to further discuss such conclusion with the Commission.

Selling Securityholders, page 22

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
United States Securities and Exchange Commission
August 27, 2018

Comment:

3.
Please tell us why the number of shares offered by each selling securityholder differs from the number of shares sold to each selling securityholder in the private placement as disclosed in your Form 8-K filed May 29, 2018.

Pursuant to the Retained Risk Provision in the Agreements, subsequent to the Private Placement, the Company was required to issue additional shares of common stock to the Investors as a result of incurring expenses in connection with the Private Placement that exceeded certain predetermined thresholds.  The 153,004 shares of common stock were issued subsequent to the closing of the Private Placement and therefore were not initially listed in the Company's Form 8-K filed on May 29, 2018.

*          *          *          *          *

We hope that the above response will be acceptable to the Staff.  Please do not hesitate to contact me at 212-692-6768 or krkoch@mintz.com with any comments or questions regarding this letter.  We thank you for your time and attention.

Sincerely,
/s/ Kenneth R. Koch
Kenneth R. Koch
cc:     STRATA Skin Sciences, Inc.
Dr. Dolev Rafaeli, Chief Executive Officer